UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number 001-41385

Visionary Holdings Inc.

(Registrant's Name)

105 Moatfield Dr. Unit 1003

Toronto, Ontario, Canada M3B OA2 905-739-0593

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ×☐	40-F ☐

CHANGES IN REGISTRANTS' CERTIFYING ACCOUNTANT

(a) Dismissal of Certifying Accountant

Effective December 6, 2024, Visionary Holdings Inc. (the “Company”) dismissed its independent auditors, YCM CPA Inc. (“YCM”), which action was approved by the Company’s Board of Directors on December 4, 2024.

YCM was engaged by the Company on March 4, 2024 and rendered a report on the Company’s financial statements for the year ended March 31, 2024. For the year ended March 31, 2024 and through the date of this report, YCM has neither provided any adverse opinion or qualifications on our financial statements nor had a disagreement with the Company since their engagement on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements that, if not resolved to YCM’s satisfaction, would have caused YCM to make reference to the subject matter of the disagreement in connection with the audit of the Company’s financial statements.

None of the reportable events described under Item 304(a)(1)(v)(A)-(D) of Regulation S-K occurred within period of the engagement of YCM up to the date of dismissal.

YCM has provided a letter to us, dated December 16, 2024 and addressed to the SEC, which is attached hereto as Exhibit 16.1 and is hereby incorporated herein by reference.

(b) Engagement of New Certifying Accountant

On December 6, 2024, we engaged WWC, P.C. (“WWC”) as our independent auditors for the fiscal year ended March 31, 2025.

During the two most recent fiscal years and in the subsequent period through the date of this report, we have not consulted with WWC with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that would have been rendered on the our consolidated financial statements, or any other matters set forth in Item 304(a)(2)(i) or (ii) of Regulation S-K.

Financial Statements and Exhibits

Exhibit No	Description
16.1	Letter of YCM CPA Inc. dated December 16, 2024, regarding change in independent registered public accounting firm.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

VISIONARY HOLDINGS INC.

/s/ Xiyong Hou
Xiyong Hou
Date: January 3, 2025	Chief Executive Officer

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